Exhibit 23.1

[LETTERHEAD OF BDO]

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SmarTire Systems Inc.

We hereby consent to the  incorporation  by  reference in the  registration  statements (Nos. 333-122098, 333-107904, 333-107903,  333-93021,  333-80923,  333-67751, 333-55810 and 333-135713)  on Form S-8 of SmarTire  Systems Inc. (“the Company”) of our report dated  September 27, 2006, relating to the consolidated  financial statements of the Company appearing in the Company’s  Annual Report on Form 10- KSB. Our report contains additional comments for U.S. readers on Canada - U.S. reporting differences that states that the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
October 30, 2006